Exhibit 21.1

Bimini Capital Management, Inc.
Consolidated Subsidiaries
of the Registrant
December 31, 2007

Consolidated subsidiaries included in the 2007 consolidated financial statements of Bimini Capital Management, Inc. are:

	Jurisdiction of Organization	Percentage of Voting Power
Orchid Island TRS, LLC	Delaware	92.5%
Capital Region Funding, LLC	Delaware	50.0
HomeStar SPV Holdings, Inc.	Delaware	100.0
HS Special Purpose, LLC	Delaware	100.0
Integrity Home Funding, LLC	New Jersey	100.0
Interactive Mortgage Advisors, LLC	Delaware	51.0
Opteum 509, LLC	Delaware	100.0
Opteum Financial Services Corporation	Pennsylvania	100.0
Opteum Mortgage Acceptance Corporation	Delaware	100.0
Opteum SPV 2, LLC	Delaware	100.0